

July 23, 2014

<u>Via E-mail</u>
Mr. Thomas Paulson
Senior Vice President and Chief Financial Officer
Tennant Company
701 North Lilac Drive
P.O. Box 1452
Minneapolis, MN 55440

      Re: **Tennant Company**
              Form 10-K
              Filed February 28, 2014
              File No. 1-16191

Dear Mr. Paulson:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ John Cash, *for*

                              Terence O'Brien
                              Branch Chief